NO ACT

DC
PE
1-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041706

Received SEC
MAR 0 5 2008
Washington, DC 20549

March 5, 2008

Elizabeth W. Powers
Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2008

Re: IDACORP, Inc.
Incoming letter dated January 7, 2008

Dear Ms. Powers:

This is in response to your letter dated January 7, 2008 concerning the shareholder proposal submitted to IDACORP by Gerald R. Armstrong and Betsy Manheimer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

Betsy Manheimer
12433 Killion Street
Valley Village, CA 91607

Dewey & LeBoeuf LLP
125 West 55th Street
New York, NY 10019-5389
tel +1 212 424 8662
fax +1 212 649 9476
epowers@dl.com

DEWEY & LEBOEUF

RECEIVED
2008 JAN -8 AM 10:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act
Rule 14a-8(b)
Rule 14a-8(f)

January 7, 2008

BY FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: IDACORP, Inc. -- Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. Gerald R. Armstrong and Ms. Betsy G. Manheimer (collectively, the "Proponents") in connection with the annual meeting of the Company's shareholders to be held on May 15, 2008. We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's 2008 proxy statement pursuant to Rule 14a-8(b) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are enclosed as Exhibit A.

Enclosed for filing pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter, the Proposal and the Supporting Statement and correspondence between the Company and the Proponents. We are forwarding a copy of this letter and all exhibits to the Proponents as required.

I. Grounds for Omission of the Proposal and the Supporting Statement

We believe the Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f) because (i) Ms. Manheimer has failed to supply, within 14 days of receipt of the Company's request, documentary support sufficient to evidence that she satisfied the minimum ownership requirement for a one-year period as of the date that the Proponents submitted the Proposal and (ii) Mr. Armstrong did not own, as of that date, at least $2,000 in market value of the Company's common stock.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the company's common stock entitled to be voted on the proposal at the meeting for at least one year by the date on which the shareholders submitted the proposal. If the shareholder is not a record holder, the shareholder must prove eligibility by submitting to the company either (i) a written statement from the record holder of the securities or (ii) appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, in either case verifying that, at the time of submission, the shareholder continuously held the required amount of securities for at least one year.

Pursuant to Rule 14a-8(f), a company may exclude a shareholder proposal if it notifies the proponent of his failure to satisfy the procedural requirements set forth in Rule 14a-8(b) and the proponent fails to correct such deficiency within 14 calendar days of receiving the company's notification.

A. Ms. Manheimer Failed to Prove She is Eligible to Submit a Shareholder Proposal Pursuant to Rule 14a-8(b)

By letter dated December 3, 2007 (the "December 3 letter"), the Proponents submitted their Proposal to the Company; the Proposal was received by the Company on December 7, 2007. In their December 3 letter, the Proponents stated that Ms. Manheimer owned 300 shares of IDACORP common stock through an individual retirement account at UBS Financial Services, but the Proponents did not include a statement from the record holder of Ms. Manheimer's shares verifying her ownership.

By letter dated December 11, 2007 (the "December 11 letter"), the Company notified Ms. Manheimer and Mr. Armstrong, as required by Rule 14a-8(f), that Ms. Manheimer must submit proof of her eligibility under Rule 14a-8(b)(2) to submit a shareholder proposal to the Company. A copy of the December 11 letter is enclosed as Exhibit B. The Proponents received the December 11 letter on December 12, 2007; proof of delivery is enclosed as Exhibit C.

In the December 11 letter, the Company advised the Proponents that, in order to be eligible to submit a proposal, the Proponents must have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the Proposal at the

meeting for at least one year by the date on which they submitted the Proposal. The Company stated that Ms. Manheimer needed to provide (i) a written statement from the record holder (usually a bank or broker) verifying that at the time Ms. Manheimer submitted the Proposal, she continuously held the required amount of securities for at least one year or (ii) copies of certain filed forms demonstrating such ownership. The Company enclosed a copy of Rule 14a-8 for the Proponents' reference. The Company also advised the Proponents that Ms. Manheimer's proof of ownership must be postmarked or transmitted electronically to the Company no later than 14 days from the date Ms. Manheimer received the December 11 letter.

By telephone on December 12, 2007, Ms. Manheimer and her broker, Mr. Peter Weintraub of UBS Financial Services, spoke with Patrick A. Harrington, Esq., Corporate Secretary of IDACORP, saying they would be faxing proof of ownership. On December 18, 2007, when no fax had been received, Mr. Harrington called Mr. Weintraub's office to inquire as to whether the fax had been sent and left a message for Mr. Weintraub. On December 19, 2007, Mr. Weintraub called Mr. Harrington and informed him that he believed Ms. Manheimer was going to send her account information to Mr. Harrington but that Mr. Weintraub would fax the information to Mr. Harrington.

On December 19, 2007, the Company received a fax from UBS Financial Services containing Ms. Manheimer's November 2007 individual retirement account statement (the "UBS Response"). A redacted copy of the UBS Response is enclosed as Exhibit D.

On December 20, 2007 (the "December 20 letter"), the Company sent a second request for proof of ownership to the Proponents stating that the UBS Response did not verify Ms. Manheimer's continuous ownership of IDACORP stock for one year as of the date the Proposal was submitted (December 3, 2007) because it showed proof of ownership only as of November 30, 2007. The Company explained what was required and included another copy of Rule 14a-8 with its second request. Ms. Manheimer received the Company's December 20 letter on December 21, 2007, and Mr. Armstrong received the Company's December 20 letter on December 26, 2007. A copy of the Company's December 20 letter is enclosed as Exhibit E; proof of delivery is enclosed as Exhibit F.

On December 21, 2007, the Company received a letter from Ms. Manheimer dated December 15, 2007 that contained (i) a copy of her November 2006 individual retirement account statement, (ii) a copy of her November 2007 individual retirement account statement and (iii) a taxlots page dated December 12, 2007 showing a purchase date of 300 shares of IDACORP stock on April 25, 1994 (collectively, the "Manheimer Response"). A copy of the Manheimer Response is enclosed as Exhibit G.

There were no further communications between the Company and the Proponents.

The UBS Response and the Manheimer Response do not satisfy the requirements of Rule 14a-8(b)(2) in two respects. First, the UBS Response and the Manheimer Response failed to show that Ms. Manheimer owned IDACORP common stock as of December 3, 2007, the date the Proposal was submitted. The November 2007 account statement simply provides a snapshot of Ms. Manheimer's retirement account as of November 30, 2007 and does not show Ms. Manheimer's ownership on December 3, 2007. The same is true for the taxlots page dated December 12, 2007. Second, the November 2006 and 2007 monthly account statements and taxlots page do not constitute proper proof that Ms. Manheimer continuously held her shares for one year as of December 3, 2007.

The Staff stated in Staff Legal Bulletin No. 14 § C.1.c.2 (July 13, 2001) that:

> **Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

The Staff also stated in Staff Legal Bulletin No. 14 § C.1.c.3 (July 13, 2001) that:

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In addition to Staff Legal Bulletin No. 14, the Staff, in a number of letters including those cited below, concurred that the shareholder proposals could be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the monthly statements submitted by the shareholders only provided "snapshots" of their holdings at various points in time and failed to show continuous ownership for a one year period as of the date the proposal was submitted.

In General Motors Corporation (April 5, 2007), the Staff concurred in the exclusion of a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f) under circumstances that are very similar

to those described in this letter. GM received a proposal from Mr. John Chevedden and several other proponents on December 28, 2006 and noted that one of the proponents had not submitted proof of ownership of GM stock. GM sent a request for proof of ownership to that proponent with a copy to Mr. Chevedden, who subsequently contacted GM by telephone to inquire whether it had received proof of that proponent's ownership of GM stock. After informing Mr. Chevedden that GM had not received proof of ownership, he faxed an account summary statement for that proponent's 401(k) account, which stated the proponent's holdings of GM stock as of September 30, 2006 and December 31, 2005, and asked whether additional verification would be needed. GM later confirmed receipt of the 401(k) account statement, but did not communicate further with Mr. Chevedden or the proponent. GM later argued, and the Staff agreed, that the 401(k) account statement was insufficient to demonstrate (i) the proponent's ownership of GM stock on the date the proposal was submitted and (ii) continuous holding of the required amount of securities for the one-year period set forth in Rule 14a-8(b).

In Exxon Mobil Corp. (December 13, 2007), the Staff agreed that the proponent failed to "supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." The proposal was dated October 22, 2007 and, in response to Exxon Mobil's request for proof of ownership, the proponent submitted an account statement for the month of October 2007. In its request to omit the proposal, Exxon Mobil argued that a monthly account statement does not establish that the proponent continuously held a qualifying amount of securities for one year as of the date of the proposal, as required by Rule 14a-8(b)(2) and relied on the Staff's position on periodic account statements as set forth in Staff Legal Bulletin No. 14.

The Staff reached the same conclusion in American International Group, Inc. (March 15, 2006) where the proponent had submitted a proposal dated May 18, 2005. In response to AIG's request for proof of ownership, the proponent submitted four month-end securities ownership statements for the months of June 2004, December 2004, May 2005 and June 2005. AIG argued, and the Staff agreed, that those monthly statements did not constitute a broker's statement regarding continuous ownership for a one-year period and could not suffice as proof of compliance with Rule 14a-8(b)(2)(i).

Therefore, the monthly statements and taxlots page submitted in the UBS Response and the Manheimer Response do not constitute proper proof of continuous ownership of IDACORP common stock for one year as of December 3, 2007, the date the Proposal was submitted.

B. Mr. Armstrong is Ineligible to Submit a Shareholder Proposal Pursuant to Rule 14a-8(b)

The Proponents' December 3 letter also stated that Mr. Armstrong owned 20 shares of the Company's common stock in his own name; the Company verified that Mr. Armstrong was a record holder of 20 shares of IDACORP common stock as of December 3, 2007.

However, the value of Mr. Armstrong's 20 shares was less than the minimum $2,000 in market value required to submit a shareholder proposal on his own. Because the Company's common stock is listed on the New York Stock Exchange, the market value is calculated by multiplying the number of shares Mr. Armstrong held by the highest selling price during the 60 calendar days before the Proponents submitted the proposal. Staff Legal Bulletin No. 14 § C.1.a (July 13, 2001). The highest selling price of the Company's common stock during the 60-day period prior to December 3, 2007 was $36.45 on October 8, 2007, resulting in a market value for Mr. Armstrong's shares of $729.

In its December 11 letter to the Proponents, the Company informed the Proponents that Mr. Armstrong's own statement of ownership in the Proponents' December 3 letter and the Company's records both indicated that his holdings were below the minimum required ownership level for submitting a proposal. The Company also stated in its December 11 letter that if Ms. Manheimer failed to prove her eligibility to submit the Proposal within 14 calendar days of receiving the December 11 letter, Mr. Armstrong was ineligible to submit the Proposal alone and the Company intended to make a submission to the Securities and Exchange Commission pursuant to Rule 14a-8(j) to omit the Proposal from the Company's proxy statement.

II. Conclusion

Because Ms. Manheimer has not proved her eligibility to submit the Proposal in accordance with Rule 14a-8(b) within 14 calendar days of receipt of the Company's December 11 letter and because Mr. Armstrong is ineligible to submit the Proposal alone, we believe that the Proposal and the Supporting Statement may be omitted from the 2008 proxy statement in reliance on Rule 14a-8(b) and Rule 14a-8(f).

Based on the foregoing, we request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2008 proxy statement and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

* * *

The Company expects to file proxy materials with the Commission on or about April 4, 2008.

If you have any questions regarding this request, or need additional information, please telephone me at (212) 424-8662. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed envelope.

Very truly yours,

Elizabeth W. Powers

Elizabeth W. Powers

Enclosures

cc: Mr. Gerald R. Armstrong
Ms. Betsy G. Manheimer

Exhibit A

Exhibit A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
December 3, 2007

The Corporate Secretary
IDACORP, INC.
Post Office Box 70
Boise, Idaho 83707

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of IDACORP, INC., at the coming annual meeting in 2008, we, Gerald R. Armstrong, a shareholder for more than one year and the owner of 20 shares in his own name, and Betsy Manheimer, a shareholder for more than one year and the owner of 300 shares in an Individual Retirement Account at U.B.S. Financial Services, and are shares which each of us intends to own for a period of time beyond the date of the ensuing annual meeting, will cause to be introduced from the floor of the meeting, the attached resolution.

We will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented to the shareholders in the annual meeting. Further, we ask that the board of directors reconsider its position on this matter.

We ask that, if management intends to oppose this resolution, our names, the address of Gerald R. Armstrong which is shown above, together with the number of shares owned by each of us as recorded on the stock ledgers of the corporation, be printed in the proxy statement, the text of the resolution and the statement of reasons for introduction. We also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong
Gerald R. Armstrong, $hareholder

Betsy Manheimer
Betsy Manheimer, $hareholder

Certified Mail No. 7006 0100 0003 2172 6445

P. S. The permanent address for Betsy Manheimer is 12433 Killion Street; Valley Village, California 91607.

RESOLUTION

That the shareholders of IDACORP, INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of thepreviously-elected Directors.

STATEMENT

The proponents believe the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Ilsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of one of the proponents.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponents regard as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

A copy carrying my original signature and that of Betsy Manheimer will be delivered to you later this week.

Thank you.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

December 3, 2007

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
December 3, 2007

The Corporate Secretary
IDACORP, INC.
Post Office Box 70
Boise, Idaho 83707

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of IDACORP, INC., at the coming annual meeting in 2008, we, Gerald R. Armstrong, a shareholder for more than one year and the owner of 20 shares in his own name, and Betsy Manheimer, a shareholder for more than one year and the owner of 300 shares in an Individual Retirement Account at U.B.S. Financial Services, and are shares which each of us intends to own for a period of time beyond the date of the ensuing annual meeting, will cause to be introduced from the floor of the meeting, the attached resolution.

We will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented to the shareholders in the annual meeting. Further, we ask that the board of directors reconsider its position on this matter.

We ask that, if management intends to oppose this resolution, our names, the address of Gerald R. Armstrong which is shown above, together with the number of shares owned by each of us as recorded on the stock ledgers of the corporation, be printed in the proxy statement, the text of the resolution and the statement of reasons for introduction. We also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Betsy Manheimer, $hareholder

Certified Mail No. 7006 0100 0003 2172 6438

P. S. The permanent address for Betsy Manheimer is 12433 Killion Street; Valley Village, California 91607.

Exhibit B

Exhibit B

IDACORP

IDACORP, Inc.
P.O. BOX 70
BOISE, IDAHO 83707

PATRICK A. HARRINGTON
Corporate Secretary

December 11, 2007

BY FEDERAL EXPRESS

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

Ms. Betsy Manheimer
12433 Killion Street
Valley Village, CA 91607

Re: Shareholder Proposal - IDACORP, Inc.

Dear Mr. Armstrong and Ms. Manheimer:

I have reviewed your correspondence dated December 3, 2007 to IDACORP, Inc. (the "Company"), which includes a shareholder proposal requesting declassification of the Company's board of directors.

Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended, sets forth the requirements for inclusion of shareholder proposals in a company's proxy statement. A copy of the rule is enclosed with this letter.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the shareholder submits the proposal. Mr. Armstrong states, and the Company's stock ledger indicates, that Mr. Armstrong owns 20 shares of the Company's common stock. Ms. Manheimer states that she owns 300 shares in an IRA account at U.B.S. Financial Services; however, we have not received proof of ownership of Ms. Manheimer's holdings.

Therefore, pursuant to Rule 14a-8(b), we are requesting proof from Ms. Manheimer of her eligibility to submit this proposal. Ms. Manheimer must prove her eligibility in one of two ways:

> (i) By submitting to me a written statement from the record holder of Ms. Manheimer's securities (usually a broker or bank) verifying that, at the time she submitted her proposal, she continuously held the securities for at least one year. Ms. Manheimer has already

Telephone (208) 388-2878, Fax (208) 388-6936

stated that she intends to continue to hold these securities through the date of the annual meeting.

or

(ii) If Ms. Manheimer has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 or amendments to those documents or updated forms, reflecting her ownership of the shares as of or before the date on which the one-year eligibility period begins, by submitting to me:

(a) a copy of the schedule and/or form, and any subsequent amendments reporting a change in her ownership level; and

(b) her written statement that she continuously held the required number of shares for the one-year period as of the date of the statement; and

(c) her written statement that she intends to continue ownership of the shares through the date of the Company's annual meeting.

According to Rule 14a-8(f)(1), this proof of eligibility must be postmarked or transmitted electronically to me within 14 calendar days of receipt of this letter.

As discussed above, Mr. Armstrong states, and the Company's records show, that Mr. Armstrong owns 20 shares of our common stock, which is below the required ownership level for submitting a proposal. Therefore, if Ms. Manheimer does not prove her eligibility within the time period set forth above, Mr. Armstrong is ineligible to submit the proposal alone and the Company intends to make a submission to the Securities and Exchange Commission pursuant to Rule 14a-8(j) to omit the proposal from the Company's proxy statement as permitted by Rule 14a-8.

Very truly yours,

Patrick A. Harrington

PAH:mg
Enclosure

LEXSTAT 17 CFR 240.14A-8

*** THIS SECTION IS CURRENT THROUGH THE DECEMBER 6, 2007 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

Go to the CFR Archive Directory

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you

with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: *[48 FR 38222,* Aug. 23, 1983, as amended at *50 FR 48181,* Nov. 22, 1985; *51 FR 42062,* Nov. 20, 1986; *52 FR 21936,* June 10, 1987; *52 FR 48983,* Dec. 29, 1987; *63 FR 29106, 29119,* May 28, 1998, as corrected at *63 FR 50622, 50623,* Sept. 22, 1998; *72 FR 4148, 4168,* Jan. 29, 2007]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; *15 U.S.C. 78n*(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: *72 FR 4148, 4168,* Jan. 29, 2007, amended paragraphs (e)(2), (e)(3), and the introductory text of paragraph (m), effective Mar. 30, 2007. For compliance date information, see *72 FR 4148,* Jan. 29, 2007.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see *57 FR 36501,* Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see *57 FR*

28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396, June 14, 1996; *62 FR 6468, 6469,* Feb. 12, 1997]

In §§ 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.

ATTENTION ELECTRONIC FILERS

THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:

ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES TO DECISIONS: COURT AND ADMINISTRATIVE DECISIONS SIGNIFICANTLY DISCUSSING SECTION --

AFSCME v Am. Int'l Group, Inc. (2006, CA2 NY) 462 F3d 121, CCH Fed Secur L Rep P93942

2755 words

Exhibit C

Exhibit C

Delivery Notification

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

Tracking Number:	1Z F8F 613 01 4333 831 5
Service:	NEXT DAY AIR
Weight:	1.00 Lb
Shipped/Billed On:	12/12/2007
Delivered On:	12/12/2007 9:47 A.M.
Delivered To:	VALLEY VILLAGE, CA, US
Location:	FRONT DOOR

Thank you for giving us this opportunity to serve you.

Sincerely,
UPS

Tracking results provided by UPS: 01/07/2008 9:49 A.M. ET

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Tracking Detail

Your package has been delivered.

Tracking Number:	1Z F8F 613 01 4333 831 5
Type:	Package
Status:	**Delivered**
Delivered On:	12/12/2007 9:47 A.M.
Location:	FRONT DOOR
Delivered To:	VALLEY VILLAGE, CA, US
Shipped/Billed On:	12/12/2007
Service:	NEXT DAY AIR
Weight:	1.00 Lb

Package Progress

Location	Date	Local Time	Description
VAN NUYS, CA, US	12/12/2007	9:47 A.M.	DELIVERY
	12/12/2007	4:53 A.M.	OUT FOR DELIVERY
	12/12/2007	3:46 A.M.	ARRIVAL SCAN
ONTARIO, CA, US	12/12/2007	2:02 A.M.	DEPARTURE SCAN
ONTARIO, CA, US	12/11/2007	9:20 P.M.	ARRIVAL SCAN
SALT LAKE CITY, UT, US	12/11/2007	8:51 P.M.	DEPARTURE SCAN
	12/11/2007	7:36 P.M.	ARRIVAL SCAN
BOISE, ID, US	12/11/2007	6:33 P.M.	DEPARTURE SCAN
	12/11/2007	6:13 P.M.	ORIGIN SCAN
	12/11/2007	4:43 P.M.	PICKUP SCAN
US	12/12/2007	6:09 P.M.	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: 01/03/2008 11:00 A.M. ET

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Delivery Notification

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

Tracking Number:	1Z F8F 613 01 4563 752 4
Service:	NEXT DAY AIR
Weight:	1.00 Lb
Shipped/Billed On:	12/12/2007
Delivered On:	12/12/2007 10:07 A.M.
Delivered To:	DENVER, CO, US
Location:	FRONT DOOR

Thank you for giving us this opportunity to serve you.

Sincerely,
UPS

Tracking results provided by UPS: 01/07/2008 9:47 A.M. ET

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Tracking Detail

Your package has been delivered.

Tracking Number:	1Z F8F 613 01 4563 752 4
Type:	Package
Status:	**Delivered**
Delivered On:	12/12/2007 10:07 A.M.
Location:	FRONT DOOR
Delivered To:	DENVER, CO, US
Shipped/Billed On:	12/12/2007
Service:	NEXT DAY AIR
Weight:	1.00 Lb

Package Progress

Location	Date	Local Time	Description
COMMERCE CITY, CO, US	12/12/2007	10:07 A.M.	DELIVERY
	12/12/2007	7:22 A.M.	OUT FOR DELIVERY
DENVER, CO, US	12/12/2007	6:25 A.M.	DEPARTURE SCAN
ONTARIO, CA, US	12/11/2007	9:20 P.M.	ARRIVAL SCAN
SALT LAKE CITY, UT, US	12/11/2007	8:51 P.M.	DEPARTURE SCAN
	12/11/2007	7:36 P.M.	ARRIVAL SCAN
BOISE, ID, US	12/11/2007	6:33 P.M.	DEPARTURE SCAN
	12/11/2007	6:17 P.M.	ORIGIN SCAN
	12/11/2007	4:43 P.M.	PICKUP SCAN
US	12/12/2007	6:09 P.M.	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: 01/03/2008 11:02 A.M. ET

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Exhibit D

Exhibit D

UBS Financial Services Inc.
131 SOUTH RODEO DRIVE
SUITE 200
BEVERLY HILLS, CA 90212-2428

P22C112204-X36 · 1107 - TP - 0 ·

Your Financial Advisor
DEMSKY,WEINTRAUB WEALTH MGMT.
310-274-8441/800-545-8914

Retirement Account

H

P22C112204-X36
9178593 - 000016

Account Number: [redacted]

Account Type: Individual Retirement Account

BETSY NANHEIMER
IRA
12433 KILLION STREET
VALLEY VILLAGE CA 91607-1602

November 2007

Value on October 31	$	[redacted]
Value on November 30	$	[redacted]
Money fund and other sweep option balance in 11/30 value	$	[redacted] *

** UBS Bank deposit balances are FDIC-insured in accordance with FDIC rules, and are not protected by SIPC.*
See the back of the first page for details and information regarding deposit balances.

Earnings are for the current calendar year. All prior year entries are summarized separately. This information should not be used for tax purposes. Refer to the disclosure on the back of the first page.

	Current period	Year-to-date
Dividends	$ [redacted]	$ [redacted]
Interest	[redacted]	[redacted]
Total current year security earnings	$ [redacted]	$ [redacted]
Prior year(s) entries and adjustments	[redacted]	[redacted]
Net security earnings	$ [redacted]	$ [redacted]

Refer to the disclosure on the back of the first page for information on assets excluded from this summary.

	% of portfolio	Value
Equities	51.33	[redacted]
Money funds/sweep options	17.80	[redacted]
Mutual funds	9.02	[redacted]
Unit investment trusts	21.85	[redacted]
Net invested assets	100.00	$ [redacted]
Value on November 30		$ [redacted]

Account instructions
UBS Financial Services Inc. is your custodian.
Statement copies are sent to 1 interested party.

Bulletin board
Access UBS' top economists, strategists, and research analysts via interactive conference calls about the market, including Q&A. Ask your UBS Financial Advisor about these calls!

VISIT OUR WEB SITE AT WWW.UBS.COM.

The following return objective and risk profile(s) describe overall goals for this account. For each account held, you must provide one return objective, one primary risk profile and, if applicable, a secondary risk profile. A full description of the alternatives is included on the back of the first page. If you have questions regarding these objectives, disagree with or wish to change them, please notify your Financial Advisor or Branch Manager at your branch office, in writing or by telephone.

Return objective: Current income & capital appreciation
Risk profile: Primary: Moderate
Secondary: None selected

Retirement Account

Account Number: TP 59136 26
Your Financial Advisor
DEMSKY,WEINTRAUB WEALTH MGMT.
310-274-8441/800-546-8914

Statement Period: November 2007

PZ2C112205-X36
9178593 - 000017

Prices, income and current values may be approximate. Refer to the disclosure on the back of the first page.

Quantity/face value	Description	Contract premium	Price	Current value	Est. income
[redacted]	ALL AMERN SPORTPARK INC		[redacted]		[redacted]
[redacted]	DTE ENERGY CO		[redacted]		
300	IDACORP INC (HOLDING COMPANY)		35.160	10,548.00	360
[redacted]	NEWS CORP INC DELA CL A		[redacted]		[redacted]
[redacted]	UBS BANK USA DEP ACCT			[redacted]	
	Opening Balance $ [redacted] Interest period 10/05-11/06				
	Avg daily bal $ [redacted] APY earned [redacted] Int earned $ [redacted]				
	Cap amount $ [redacted]				
[redacted]	GOLDMAN SACHS TOLLKEEPER FUND CLASS B		[redacted]		
[redacted]	UNTS BLUE CHIP 2007-A SER (TRADITIONAL) EQUITY OPPORTUNITY TRUST		[redacted]		
	Total			$ [redacted]	$ [redacted]

UBS Wealth Management Research is written by UBS Global Wealth Management & Business Banking, and UBS Investment Research is written by UBS Investment Bank. Both UBS research providers, which are separate and independent, employ their own ratings systems, methodologies and may publish research views that are inconsistent with each other. For more information about each research source, please go to UBS Online Services or ask your Financial Advisor. Independent third-party research on certain companies covered by UBS Research is available to customers of UBS in the United States at no cost. Customers can access this research at www.ubs.com/independentresearch or can call 1-877-208-5700 to request that a copy of this research be sent to them. Research ratings are as of the end of the statement period. Where UBS dropped coverage on a company, ratings are as of the date coverage was dropped. Independent research will continue to be available for 18 months after UBS dropped coverage. Please consult the independent research website for the most current rating information. $ indicates that the rating for this stock may have been placed Under Review by the Wealth Management Research or Investment Research analyst, or may have an exception to the core rating bands by Investment Research. + Indicates that the recommendation has been suspended due to either a restriction or pending review by the analyst.

Security	UBS WM Research Rating Industry Relative Rating	UBS Investment Research Rating	Independent Research Rating	Independent Research Rating
DTE ENERGY CO		Neutral	THESTREET.COMRATINGS BUY	ARGUS FUNDAMENTAL BUY

Refer to the disclosure on the back of the first page regarding the Price/Value presented for restricted securities.

Date	Activity	Description	Quantity	Price / Value / Comment	Amount
10/31		**Balance forward**		$	[redacted]
11/07	DEPOSIT	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/07.	[redacted]		[redacted]
11/07	INTEREST	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/07			[redacted]

Continued on page 3

Exhibit E

Exhibit E

IDACORP

IDACORP Inc.
P.O. BOX 70
BOISE, IDAHO 83707

PATRICK A. HARRINGTON
Corporate Secretary

December 20, 2007

<u>BY FEDERAL EXPRESS</u>

Mr. Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

Ms. Betsy Manheimer
12433 Killion Street
Valley Village, CA 91607

Re: <u>Shareholder Proposal - IDACORP, Inc.</u>

Dear Mr. Armstrong and Ms. Manheimer:

On December 19, 2007, I received a facsimile from UBS Financial Services Inc. that included Ms. Manheimer's November 2007 retirement account statement ("Account Statement") in response to my letter dated December 11, 2007 requesting proof of Ms. Manheimer's eligibility to submit a shareholder proposal to IDACORP, Inc. (the "Company").

Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended, sets forth the requirements for inclusion of shareholder proposals in a company's proxy statement. Rule 14a-8(b) specifies that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the shareholder submits the proposal. A copy of the rule is enclosed with this letter.

The Account Statement does not satisfy these requirements, since it provides account information only as of November 30, 2007.

Therefore, pursuant to Rule 14a-8(b), we are again requesting proof from Ms. Manheimer of her eligibility to submit a proposal. Ms. Manheimer must prove her eligibility by submitting to me a written statement from the record holder of Ms. Manheimer's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, she continuously held at least $2,000 in market value of IDACORP securities for at least one year. Ms. Manheimer has already stated that she intends to continue to hold these securities through the date of the annual meeting.

Mr. Gerald R. Armstrong
Ms. Betsy Manheimer
December 20, 2007
Page 2

According to Rule 14a-8(f)(1), this proof of eligibility must be postmarked or transmitted electronically to me within 14 calendar days of Ms. Manheimer's receipt of my letter dated December 11, 2007.

If Ms. Manheimer does not prove her eligibility within the time period set forth above, the Company intends to make a submission to the Securities and Exchange Commission pursuant to Rule 14a-8(j) to omit the proposal from the Company's proxy statement as permitted by Rule 14a-8.

Very truly yours,

Patrick A. Harrington
Corporate Secretary

Enclosure

LEXSTAT 17 CFR 240.14A-8

LEXISNEXIS' CODE OF FEDERAL REGULATIONS

*** THIS SECTION IS CURRENT THROUGH THE DECEMBER 6, 2007 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

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17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you

with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: *[48 FR 38222,* Aug. 23, 1983, as amended at *50 FR 48181,* Nov. 22, 1985; *51 FR 42062,* Nov. 20, 1986; *52 FR 21936,* June 10, 1987; *52 FR 48983,* Dec. 29, 1987; *63 FR 29106, 29119,* May 28, 1998, as corrected at *63 FR 50622, 50623,* Sept. 22, 1998; *72 FR 4148, 4168,* Jan. 29, 2007]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841; *15 U.S.C. 78n*(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: *72 FR 4148, 4168,* Jan. 29, 2007, amended paragraphs (e)(2), (e)(3), and the introductory text of paragraph (m), effective Mar. 30, 2007. For compliance date information, see *72 FR 4148,* Jan. 29, 2007.]

NOTES APPLICABLE TO ENTIRE PART:
EDITORIAL NOTE: For nomenclature changes to this part, see *57 FR 36501,* Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see *57 FR*

28781 (1992); 58 FR 36866 (1993); 59 FR 42448 (1994); 61 FR 30396, June 14, 1996; *62 FR 6468, 6469,* Feb. 12, 1997]

In §§ 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.

ATTENTION ELECTRONIC FILERS

THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:

ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES TO DECISIONS: COURT AND ADMINISTRATIVE DECISIONS SIGNIFICANTLY DISCUSSING SECTION --

AFSCME v Am. Int'l Group, Inc. (2006, CA2 NY) 462 F3d 121, CCH Fed Secur L Rep P93942

2755 words

Exhibit F

Exhibit F

FedEx Express

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

January 7,2008

Dear Customer:

The following is the proof of delivery you requested with the tracking number **950587747826**.

Delivery Information:

Status:	Delivered	**Delivery location:**	VALLEY VILLAGE, CA
Signed for by:	Signature release on file	**Delivery date:**	Dec 21, 2007 11:12
Service type:	Priority Envelope		

NO SIGNATURE IS AVAILABLE
FedEx Express Proof of delivery details appear below, however no signature is currently available for this FedEx Express shipment. Availability of signature images may take up to 5 days after delivery date.

Shipping Information:

Tracking number:	950587747826	**Ship date:**	Dec 20, 2007
		Weight:	0.5 lbs.

Recipient:
VALLEY VILLAGE, CA US

Shipper:
Boise, ID US

Thank you for choosing FedEx Express.

FedEx Worldwide Customer Service
1.800.GoFedEx 1.800.463.3339

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

January 7,2008

Dear Customer:

The following is the proof of delivery you requested with the tracking number **950587747815**.

Delivery Information:

Status:	Delivered	**Delivery location:**	DENVER, CO
Signed for by:	G.ARMSTRONG	**Delivery date:**	Dec 26, 2007 11:20
Service type:	Priority Envelope		



Shipping Information:

Tracking number:	950587747815	**Ship date:**	Dec 20, 2007
		Weight:	0.5 lbs.

Recipient:
DENVER, CO US

Shipper:
Boise, ID US

Thank you for choosing FedEx Express.

FedEx Worldwide Customer Service
1.800.GoFedEx 1.800.463.3339

Exhibit G

Exhibit G

BetsyGene Manheimer

12433 Killion St.

Valley Village, CA 91607

(818) 763-7627

bmanheimer@roadrunner.com

December 15, 2007

Mr. Patrick A. Harrington
Corporate Secretary
Idacorp, Inc.
P.O. Box 70
Boise, Idaho 83707

Dear Mr. Harrington:

Per our conversation of December 12, 2007, I am enclosing the following items to serve as proof of ownership of my 300 shares of Idacorp stock:

1. A copy of my most recent (November 2007) UBS IRA statement showing ownership of the stock.
2. A copy of my November 2006 UBS IRA statement showing ownership of the stock.
3. A copy of my taxlots page showing a trade date of April 25, 1994.

I hope this serves to verify that I have owned the stock for more than the one year required.

If you have any questions, please feel free to contact me or Peter Weintraub at UBS.

Regards,

Betsy Manheimer

Betsy Manheimer
Encl.

Cc: Gerald Armstrong

UBS Financial Services Inc.
131 SOUTH RODEO DRIVE
SUITE 200
BEVERLY HILLS, CA 90212-2428

PZ2C112204-X36 - 1107 - TP - 0

Your Financial Advisor
DEMSKY,WEINTRAUB WEALTH MGMT.
310-274-8441/800-545-8914

Retirement Account

H

PZ2C112204-X36
9178593 - 000016

Account Number: [redacted]

Account Type: Individual Retirement Account

BETSY MANHEIMER
IRA
12433 KILLION STREET
VALLEY VILLAGE CA 91607-1602

November 2007

Value on October 31	$	[redacted]
Value on November 30	$	[redacted]
Money fund and other sweep option balance in 11/30 value	$	[redacted]*

** UBS Bank deposit balances are FDIC-insured in accordance with FDIC rules, and are not protected by SIPC.*
See the back of the first page for details and information regarding deposit balances.

Earnings are for the current calendar year. All prior year entries are summarized separately. This information should not be used for tax purposes. Refer to the disclosure on the back of the first page.

	Current period	Year-to-date
Dividends	$ [redacted]	$ [redacted]
Interest	[redacted]	[redacted]
Total current year security earnings	$ [redacted]	$ [redacted]
Prior year(s) entries and adjustments	[redacted]	[redacted]
Net security earnings	$ [redacted]	$ [redacted]

Refer to the disclosure on the back of the first page for information on assets excluded from this summary.

	% of portfolio	Value
Equities	51.33	[redacted]
Money funds/sweep options	17.80	[redacted]
Mutual funds	9.02	[redacted]
Unit investment trusts	21.85	[redacted]
Net invested assets	100.00	$ [redacted]
Value on November 30		$ [redacted]

Account instructions
UBS Financial Services Inc. is your custodian.
Statement copies are sent to 1 interested party.

Bulletin board
Access UBS' top economists, strategists, and research analysts via interactive conference calls about the market, including Q&A. Ask your UBS Financial Advisor about these calls!

VISIT OUR WEB SITE AT WWW.UBS.COM.

The following return objective and risk profile(s) describe overall goals for this account. For each account held, you must provide one return objective, one primary risk profile and, if applicable, a secondary risk profile. A full description of the alternatives is included on the back of the first page. If you have questions regarding these objectives, disagree with or wish to change them, please notify your Financial Advisor or Branch Manager at your branch office, in writing or by telephone.

Return objective: Current income & capital appreciation
Risk profile: Primary: Moderate
Secondary: None selected

Your Financial Advisor
DEMSKY,WEINTRAUB WEALTH MGMT.
310-274-8441/800-545-8914

Statement Period: November 2007

PZ2C112205-X36
9178593 - 000017

Prices, income and current values may be approximate. Refer to the disclosure on the back of the first page.

Quantity/face value	Description	Contract premium	Price	Current value	Est. income
[redacted]	ALL AMERN SPORTPARK INC		[redacted]		
[redacted]	DTE ENERGY CO		[redacted]		[redacted]
300	IDACORP INC (HOLDING COMPANY)		35.160	10,548.00	360
[redacted]	NEWS CORP INC DELA CL A		[redacted]		[redacted]
[redacted]	UBS BANK USA DEP ACCT			[redacted]	
	Opening Balance $ [redacted] Interest period 10/05-11/06				
	Avg daily bal $ [redacted] APY earned [redacted] Int earned $ [redacted]				
	Cap amount $ [redacted]				
[redacted]	GOLDMAN SACHS TOLLKEEPER FUND CLASS B		[redacted]		
[redacted]	UNTS BLUE CHIP 2007-A SER (TRADITIONAL) EQUITY OPPORTUNITY TRUST		[redacted]		
	Total			$ [redacted]	$ [redacted]

UBS Wealth Management Research is written by UBS Global Wealth Management & Business Banking, and UBS Investment Research is written by UBS Investment Bank. Both UBS research providers, which are separate and independent, employ their own ratings systems, methodologies and may publish research views that are inconsistent with each other. For more information about each research source, please go to UBS Online Services or ask your Financial Advisor. Independent third-party research on certain companies covered by UBS Research is available to customers of UBS in the United States at no cost. Customers can access this research at www.ubs.com/independentresearch or can call 1-877-208-5700 to request that a copy of this research be sent to them. Research ratings are as of the end of the statement period. Where UBS dropped coverage on a company, ratings are as of the date coverage was dropped. Independent research will continue to be available for 18 months after UBS dropped coverage. Please consult the independent research website for the most current rating information. $ Indicates that the rating for this stock may have been placed Under Review by the Wealth Management Research or Investment Research analyst, or may have an exception to the core rating bands by Investment Research. + Indicates that the recommendation has been suspended due to either a restriction or pending review by the analyst.

Security	UBS WM Research Rating Industry Relative Rating	UBS Investment Research Rating	Independent Research Rating	Independent Research Rating
DTE ENERGY CO		Neutral	THESTREET.COMRATINGS BUY	ARGUS FUNDAMENTAL BUY

Refer to the disclosure on the back of the first page regarding the Price/Value presented for restricted securities.

Date	Activity	Description	Quantity	Price / Value / Comment	Amount
10/31		**Balance forward**			$ [redacted]
11/07	DEPOSIT	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/07	[redacted]		[redacted]
11/07	INTEREST	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/07			[redacted]

Continued on page 3

UBS Financial Services Inc.
131 SOUTH RODEO DRIVE
SUITE 200
BEVERLY HILLS, CA 90212-2428

P2?C073116-X56 - 1106 - TP - 0

Your Financial Advisor
DEMSKY,WEINTRAUB WEALTH MGMT.
310-274-8441/800-545-8914

Retirement Account

P22C073116-X56
9178593 - 000017

Account Number: [redacted]
Universal ID: [redacted]
Account Type: Individual Retirement Account

BETSY MANHEIMER
IRA
12433 KILLION STREET
VALLEY VILLAGE CA 91607-1602

November 2006

This month at a glance

'alue on October 31	$	[redacted]
'alue on November 30	$	[redacted]
Money fund and other sweep option balance in 11/30 value	$	[redacted]

UBS Bank deposit balances are FDIC-insured in accordance with FDIC rules, and are not protected by SIPC
'ee the back of the first page for details and information regarding deposit balances.

Earnings summary

arnings are for the current calendar year. All prior year entries are summarized separately. This information should not be used or tax purposes. Refer to the disclosure on the back of the first page

	Current period	Year-to-date
)ividends	$ [redacted]	$ [redacted]
nterest	[redacted]	[redacted]
'otal current year security earnings	$ [redacted]	$ [redacted]
'rior year(s) entries and adjustments	[redacted]	[redacted]
let security earnings	$ [redacted]	$ [redacted]

Asset summary

'efer to the disclosure on the back of the first page for information on assets excluded from this summary

	% of portfolio	Value
:quities	54.87	[redacted]
Aoney funds/sweep options	16.79	[redacted]
Autual funds	7.81	[redacted]
Jnit investment trusts	20.53	[redacted]
let Invested assets	100.00	$ [redacted]
'alue on November 30		$ [redacted]

Account Instructions
UBS Financial Services Inc. is your custodian.
Statement copies are sent to 1 interested party.

Bulletin board
DUE TO 12/31 FALLING ON A SUNDAY, 2006 YEAR-END DEADLINES FOR ALL ACCOUNTS MUST BE MET BY FRIDAY, 12/29. GIFTING SECURITIES REQUESTS MUST BE MADE BY 12/15 FOR 12/31 PROCESSING.
VISIT OUR WEB SITE AT WWW.UBS.COM.

Investment objectives

The following return objective and risk profile(s) describe overall goals for this account. For each account held, you must provide one return objective, one primary risk profile and, if applicable, a secondary risk profile. A full description of the alternatives is included on the back of the first page. If you have questions regarding these objectives, disagree with or wish to change them, please notify your Financial Advisor or Branch Manager at your branch office, in writing or by telephon

Return objective: Current income & capital appreciation
Risk profile: Primary: Moderate
Secondary: None selected

Retirement Account

Account Number: [redacted]
Your Financial Advisor
DEMSKY WEINTRAUB WEALTH MGMT.
310-274-8441/800-545-8914

Statement Period: November 2006

PZ2C073117-A56
9178593 - 000016E

Asset portfolio

Prices, income and current values may be approximate. Refer to the disclosure on the back of the first page

Quantity/face value	Description	Contract premium	Price	Current value	Est. income
[redacted]	ALL AMERN SPORTPARK INC		[redacted]		
[redacted]	DTE ENERGY CO		[redacted]		[redacted]
300	IDACORP INC (HOLDING COMPANY)		39.990	11,997.00	360
[redacted]	NEWS CORP INC DELA CL A		[redacted]		[redacted]
[redacted]	UBS BANK USA DEP ACCT			[redacted]	
	Opening balance $ [redacted] Avg yield [redacted] Int period 10/06 - 11/06 Cap amount	[redacted]			
[redacted]	GOLDMAN SACHS TOLLKEEPER FUND CLASS B		[redacted]		
[redacted]	UNTS BLUE CHIP TRUST 2005-A (TRADITIONAL)		[redacted]		
	EQUITY OPP TRUST				
	Total			$ [redacted]	$ [redacted]

Research opinions

UBS Wealth Management Research is written by UBS Global Wealth Management & Business Banking, and UBS Investment Research is written by UBS Investment Bank. Both UBS research providers, which are separate and independent, employ their own ratings systems, methodologies and may publish research views that are inconsistent with each other. For more information about each research source, please go to UBS Online Services or ask your Financial Advisor. Independent third-party research on certain companies covered by UBS Research is available to customers of UBS in the United States at no cost. Customers can access this research at www.ubs.com/independentresearch or can call 1-877-208-5700 to request that a copy of this research be sent to them. Research ratings are as of the end of the statement period. Where UBS dropped coverage on a company, ratings are as of the date coverage was dropped. Independent research will continue to be available for 18 months after UBS dropped coverage. Please consult the independent research website for the most current rating information.
‡ Indicates that the rating for this stock may have been placed Under Review by the Wealth Management Research or Investment Research analyst, or may either be subject to a Rating/Return divergence or have an exception to the core rating bands by Investment Research. • Indicates that the recommendation has been suspended due to either a restriction or pending review by the analyst.

Security	UBS WM Research Rating Industry Relative Rating	UBS Investment Research Rating	Independent Research Rating	Independent Research Rating
DTE ENERGY CO		NEUTRAL/ *LOWER PREDICTABILITY	NEW CONSTRUCTS SELL	

Activity

Refer to the disclosure on the back of the first page regarding the Price/Value presented for restricted securities

Date	Activity	Description	Quantity	Price / Value / Comment	Amount
10/31		**Balance forward**			$ [redacted]
11/07	DEPOSIT	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/06	[redacted]		[redacted]
11/07	INTEREST	UBS BANK USA DEPOSIT ACCOUNT AS OF 11/06/06			[redacted]
11/29	DIVIDEND	IDACORP INC (HOLDING COMPANY)		ON 300	90.00
11/30	DEPOSIT	UBS BANK USA DEPOSIT ACCOUNT	[redacted]		[redacted]
11/30		**Closing balance**			$ [redacted]

Currently Viewing: Holdings
Select Account: [redacted] Go

IDACORP INC (HOLDING COMPANY) | Price $35.340 -0.120 ▼ as of 12/12 2:26p

Back To Holdings
Update

Cost Basis for [redacted]

Trade Date	Quantity	Open Price	Cost Basis	Market Value	Change In Value	Unrealized Gain/Loss		Length of Investment
1994-04-25	300.000	$27.581	$8,274.38	$10,602.00	-36.00 ▼	$2,327.62	28.13%	Long Term
Total*	**300.000**		**$8,274.38**	**$10,602.00**	**$-36.00 ▼**	**$2,327.62**	**28.13%**	

**Account values do not include cash transactions and/or purchases or sales done today.*

**Total unrealized gain/loss does not include positions without a cost basis.*

Please Note: Prices used to value individual equity and options positions, which are also used to calculate overall account valuation, are delayed at least 20 minutes. Mutual Funds are updated daily (not intraday). Certain securities transactions (such as corporate actions involving splits) are not reflected intraday which may affect the intraday value for gains/losses. For additional important disclosures about account value, please click on the disclosure link below.

Please Note: The "Unrealized Gain/Loss" and the "Investment Return" information may include calculations based upon non-UBS Financial Services Inc. cost basis information. In addition, if this report contains positions with unavailable cost basis, the "Unrealized Gain/Loss" and the "Investment Return" for those positions is excluded. The Firm does not independently verify or guarantee the accuracy or validity of any information provided by sources other than UBS Financial Services Inc.. Therefore, this information may not be accurate and is provided for informational purposes only. Clients should not rely on this information in making purchase or sell decisions, for tax purposes or otherwise. Rely only on year-end tax forms when preparing your tax return.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated January 7, 2008

The proposal relates to the annual election of directors.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of IDACORP's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END